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                               November 9, 1999


BY EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
Attention: Charles Szurgot
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

     Headway Technologies, Inc.
     Registration Statement on Form S-1, SEC File No. 333-86421

Dear Mr. Szurgot:

     On behalf of Headway Technologies, Inc. (the "Company"), this letter is
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filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the
Registration Statement on Form S-1, SEC File No. 333-86421, which was filed on September 2, 1999 and amended on October 8, 1999, and with respect to the Registration Statement on Form 8-A, SEC File No. 000-27425, which was filed with the SEC on September 22, 1999 (collectively, the "Registration Statement").
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     At this time, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

                                  Sincerely,

                                  HEADWAY TECHNOLOGIES, INC.



                                  /s/ Thomas Surran
                                  -----------------
                                  Thomas Surran, Chief Financial Officer